On January 9, 1998, Barnett Banks, Inc. was merged into a wholly-owned subsidiary of NationsBank Corporation
("NationsBank").  As a result of the merger, Barnett Capital
Advisors, Inc. (Barnett"), the Trust's investment adviser, became a wholly-owned subsidiary of NationsBank.